Chevron and Algonquin Announce Agreement to Co-develop Renewable Power Projects
Chevron seeks to source more than 500 megawatts of renewable electricity for its operations
OAKVILLE, Ontario – July 30, 2020 – Chevron U.S.A Inc. (CUSA), a wholly owned subsidiary of Chevron Corporation (NYSE: CVX), and Algonquin Power & Utilities Corp. (“Algonquin”) (TSX/NYSE: AQN) today announced an agreement seeking to co-develop renewable power projects that will provide electricity to strategic assets across Chevron’s global portfolio. Under the four-year agreement, Chevron plans to generate more than 500 megawatts (MW) of its existing and future electricity demand from renewable sources.
“Chevron intends to lead in the future of energy by developing affordable, reliable and ever-cleaner energy,” said Allen Satterwhite, President of Chevron Pipeline & Power. “This agreement advances Chevron’s commitment to lower our carbon footprint by investing in renewable power solutions that are reliable, scalable, cost efficient, and directly support our core business.”
Initial renewable power projects are expected to be sited on Chevron land and construction is planned to start in 2021. The projects will be focused on powering Chevron’s operations in the U.S. Permian Basin (TX and NM), Argentina, Kazakhstan and Western Australia. Projects will be jointly owned and co-developed by both parties. Algonquin will lead the design, development and construction of the projects. Chevron will purchase electricity from the jointly owned projects through power purchase agreements.
“This partnership leverages Algonquin’s technical and operational expertise in renewable power with Chevron’s scale, land, and local knowledge to enable faster, more cost-effective cleaner energy solutions,” said Arun Banskota, Chief Executive Officer of Algonquin. “Continuing to invest in renewable energy solutions is fundamental to our business strategy. By working with sustainability champions like Chevron, we maximize the positive impact of the low carbon technologies we offer to communities across the U.S. and Canada, and internationally.”
Algonquin, parent company of Liberty Utilities and Liberty Power, is a North American leader in the generation of renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities, representing more than 2 GW of installed renewable generating capacity.
The 500 megawatts of capacity outlined in the agreement is equivalent to the energy used to power 400,000 U.S. households for a year.
About Algonquin Power & Utilities Corp.
Algonquin is a diversified international generation, transmission and distribution utility with approximately U.S. $ 11 billion of total assets. Through its two business groups, Liberty Utilities and Liberty Power, Algonquin is committed to providing secure, safe, reliable, cost effective, and sustainable energy and water solutions through our portfolio of electric generation, transmission and distribution utility investments to approximately 805,000 connections in the United States and Canada. Algonquin is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.
Algonquin is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Algonquin’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. Algonquin’s common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit Algonquin at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
About Chevron
Chevron Corporation is one of the world’s leading integrated energy companies. Through its subsidiaries that conduct business worldwide, the company is involved in virtually every facet of the energy industry. Chevron explores for, produces and transports crude oil and natural gas; refines, markets and distributes transportation fuels and lubricants; manufactures and sells petrochemicals and additives; generates power; and develops and deploys technologies that enhance business value in every aspect of the company’s operations. Chevron is based in San Ramon, Calif. More information about Chevron is available at www.chevron.com.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", “anticipated”, “expected”, “intends” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include, but are not limited to statements regarding the timing and location of potential future projects, the ownership and development structure of any such projects, and the purchase of electricity from any such projects. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely upon assumptions and involve inherent risks and uncertainties. Algonquin and Chevron caution that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, Algonquin and Chevron undertake no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.